Exhibit 99.1

MICROMEM TECHNOLOGIES INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

September 22, 2011

TO THE SHAREHOLDERS OF
MICROMEM TECHNOLOGIES INC.

Take notice that the Annual General Meeting of Shareholders of Micromem Technologies Inc. (the “Company”) will be held at the offices of the Company at the Albany Club, 91 King Street East, Toronto Ontario, M5C 1G3 at the hour of 10:00 A.M. (Eastern time) on Friday, October 28, 2011, for the following purposes:

1.	to place before the Meeting the financial statements for the fiscal year of the Company ended October 31, 2010 together with the auditors’ report thereon;

2.	to elect Directors for the ensuing year;

3.	to appoint the auditors for the ensuing year and authorize the Directors to fix their remuneration;

4.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Directors have fixed the close of business on September 28, 2011 as the record date for determining shareholders who are entitled to attend and vote at the Meeting. Shareholders who are unable to attend the Meeting in person are urged to complete and sign the enclosed form of proxy and return it to the transfer agent. To be valid, proxies must be received at the office of Equity Financial Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1, no later than Wednesday, October 26, 2011 at 10:00 a.m. (Eastern time), or if the Meeting is adjourned, no later than 48 hours (excluding Saturday, Sunday and holidays) before such adjourned meeting.

Shareholders entitled to vote who do not expect to be present at the Meeting are urged to date, sign and return the enclosed form of proxy.

DATED at Toronto, Ontario this 22nd day of September, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

Joseph Fuda (signed)
President, C.E.O. and Director

MICROMEM TECHNOLOGIES INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Circular is furnished in connection with a solicitation of proxies being made by the management of Micromem Technologies Inc. (the “Company”) for use at the annual general meeting of the shareholders of the Company to be held at the date, place and time and for the purposes set forth in the Notice of Meeting accompanying this Circular and at any adjournment thereof (the “Meeting”).

Except as otherwise stated, the information provided in this Circular is given as of September 22, 2011.

APPOINTMENT OF PROXY

The persons named in the accompanying form of proxy are Directors and officers of the Company. A shareholder has the right to appoint as proxyholder a person (who is not required to be a shareholder) other than the persons whose names are printed as proxyholders in the accompanying form of proxy, by striking out said printed names and inserting the name of his or her chosen proxyholder in the blank space provided for that purposes in the form of proxy.

The common shares represented by proxy will be voted or withheld from voting or voted for or against in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the common shares will voted accordingly.

DEPOSIT OF PROXY

To be valid, proxies must be deposited at the office of Equity Financial Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario M5H 4H1, no later than 10:00 a.m. (Eastern time) on Wednesday, October 26, 2011, or if the meeting is adjourned, no later than 48 hours (excluding Saturday, Sunday and holidays) before such adjourned meeting.

REVOCATION OF PROXY

Any shareholder giving a proxy to attend and vote at the Meeting has the right to revoke the proxy:

(a)	by depositing in writing executed by such shareholder or by his or her attorney authorized in writing:

i.

at the registered office of the Company c/o 777 Bay Street, Suite 1910 Toronto, Ontario M5G 2E4 at any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, at which the proxy is to be used; or

	ii.	with the chair of the Meeting on the day of the Meeting or an adjournment thereof; or

(b)	in any other manner permitted by law.

A proxy is valid only with respect to the Meeting.

ADVICE TO BENEFICIAL HOLDERS OF SHARES

The information set forth in this section is of significant importance to persons who beneficially own common shares, as a substantial number of persons do not hold common shares in their own name. Shareholders who hold common shares through intermediaries (such as banks, trust companies, securities dealers or brokers or the trustee or administrator of a self-administered RRSP, RRIF, RESP, TSFA or similar plan) or who otherwise do not hold the common shares in their own name should note that only proxies deposited by persons whose names appear on the record of the Company may be recognized and acted upon at the Meeting. Common shares held through intermediaries by shareholders who have not received the Meeting materials directly from the Company or Equity Financial Trust Company (the “Transfer Agent”) can only be voted for or against the matters to be considered at the Meeting by following instructions received from the intermediary through which those common shares are held. Without specific instructions from the beneficial holder, intermediaries are required not to vote the common shares held by them. The Directors and officers of the Company do not know for whose benefit the common shares registered in the name of the intermediaries are held unless the beneficial holder has consented to the disclosure of such information to the Company.

Applicable securities laws require intermediaries to forward meeting materials and seek voting instructions from beneficial holders of common shares in advance of the Meeting. Intermediaries typically have their own mailing procedures and provide their own return instructions, which should be carefully followed by beneficial holders in order to ensure that their common shares are voted at the Meeting. Typically, intermediaries will use service companies to forward meeting materials and voting instructions to beneficial holders. Beneficial holders who receive Meeting materials from an intermediary will generally either be provided with:

(a)

a form of proxy which has already been signed by the intermediary (typically by facsimile stamped signature), which is restricted as to the number of securities beneficially owned by the beneficial holder, but which is otherwise not completed by the intermediary. In this case, the beneficial holder who wishes to submit a proxy in respect of beneficially owned common shares should properly completed the remainder of this form of proxy and follow the instructions from the intermediary as to delivery; or

(b)

more typically, a voting instruction form, which must be completed, signed and delivered by the beneficial holder (or, if applicable, such other means as set out in the form) in accordance with the directions on the voting instruction form.

The purpose of these procedures is to permit beneficial holders to direct the voting of the common shares they beneficially own. If you are a beneficial holder who receives either a form of proxy or voting instruction form from an intermediary and you wish to attend and vote at the Meeting in person (or have another individual attend and vote in person on your behalf), you should strike out the names of the individuals named in the form of proxy and insert your name (or such other person’s name) in the blank space provided or, in the case of a voting instruction form, contact the intermediary. A beneficial holder should carefully follow the instructions of his or her intermediary and/or his or her intermediary’s service company.

METHOD OF SOLICITATION

The solicitation of proxies by the Company will be made primarily by mail, but may also be carried out by officers and employees of the Company. The cost of the solicitation of proxies will be borne by the Company.

VOTING SHARES

As of the close of business on September 22, 2011, there were 110,264,161 outstanding common shares entitled to be voted at the Meeting. Each holder of common shares as of the record date of September 28, 2011 is entitled to vote at the Meeting. Each shareholder is entitled to one vote with respect to each common share held.

VOTE REQUIRED

The resolutions to be presented at the Meeting for the election of Directors and the appointment of an auditor are ordinary resolutions requiring the favourable vote of a majority of the common shares represented and voting in person or by proxy on such resolutions at the Meeting.

PROXY VOTING

In the case of voting in respect of the election of Directors and the appointment of an auditor, common shares represented by an effective proxy given by any shareholder in the form provided will be voted or withheld from voting in accordance with the instructions specified therein and, where no choice is specified, will be voted FOR the nominees for Directors, FOR appointment of Collins Barrow Toronto LLP Licensed Public Accountant as auditors.

The form of proxy confers discretionary power in respect of amendments or variations to matters identified in the notice of meeting and other matters that may properly come before the Meeting. At the date of this circular, there were no amendments or variations to such matters or any other matters to come before the Meeting known to the Board of Directors.

The Shareholders will also receive the Company’s annual consolidated financial statements for the fiscal year ended October 31, 2010, and the auditors’ report thereon.

PRINCIPAL SHAREHOLDERS

To the knowledge of the Directors and executive officers of the Company, as September 22, 2011, no person beneficially owned, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the votes attached to all of the outstanding voting shares.

MATTERS TO BE ACTED UPON AT THE MEETING

ELECTION OF DIRECTORS

The Articles of the Company provide for a minimum of one Director and a maximum of ten Directors, as determined by the Board of Directors. The proposed number of Directors to be elected at the Meeting is eight. The board of directors recommends a vote “for” the election of each of its proposed nominees to serve on the Company’s board of directors until the next annual meeting of shareholders. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set forth below, each of whom has been a director since the date indicated in the table below opposite the proposed nominee’s name. Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the common shares represented by properly executed proxies given in favour of such nominee(s) may be voted by the persons designated by management of the Company in the enclosed form of proxy, in their discretion, in favour of another nominee.

The following table states the names of the persons nominated by management for election as Directors, their province/state of residency, current principal occupation, business or employment and the same for the previous five years unless disclosed in a information circular previously provided to shareholders, and the number of shares of the Company beneficially owned, directly, or indirectly, or over which control or direction is exercised, by each of them as of September 22, 2011. If elected, the term of office as Director for each nominee will expire at the next annual shareholders’ meeting. The information as to shares beneficially owned or controlled has been furnished by each of the management nominees:

Name, Province/State of Residence and Director Since	Principal Occupation	Number of Voting Securities Beneficially Owned or Controlled
Joseph Fuda Ontario, Canada (February 2002)	President and Chief Executive Officer of the Company, President of Echo Power Generation Inc. and Vice President and director of Echo Energy Canada Inc. (TSXV)	191,500(1) /0.20%
Salvatore Fuda Ontario, Canada (January 1992)	Chairman of the Company and Chairman of Leader Capital Corp. (a private corporation)	5,261,669(2) / 4.80%
Andrew Brandt(3),(4) Ontario, Canada (June 2000)	Retired as Chair and Chief Executive Officer of the Liquor Control Board of Ontario in February 2006.	110,000 / 0.10%
David Sharpless(3),(5) Ontario, Canada (March 2001)	Chairman and CEO of Maverick Inc. (a private corporation)	100,000 / 0.10%

Name, Province/State of Residence and Director Since	Principal Occupation	Number of Voting Securities Beneficially Owned or Controlled
Steven Van Fleet New York, U.S.A. (March 2002)	Business Development Manager of the Company; President of Micromem Applied Sensor Technologies Inc.	– / –
Larry Blue(5) Maryland, U.S.A. (November 2005)	Vice-President and General Manager, Multek Inc., a subsidiary of Flextronics.	193,600 / 0.20%
Oliver Nepomuceno(3),(4) Lugano, Switzerland (June 2006)	Investment banker for Intel Trust S.A., a Swiss investment company located in Lugano, Switzerland.	953,572 / 0.90%
Alex Dey(4) Ontario, Canada (September, 2010)

Retired since August 1, 2004. Prior to August 1, 2004, Mr. Dey was the sole proprietor of Alex Dey, Chartered Accountant. He is currently President of a private company that provides accounting and tax services.

- / -

Notes:

(1)	177,220 of these common shares are indirectly held by a family member of Joseph Fuda.
(2)	4,746,250 of these common shares are indirectly held by a corporation.
(3)	Member of the Audit Committee.
(4)	Member of Compensation Committee.
(5)	Member of the Disclosure Committee

APPOINTMENT OF AUDITORS

The auditor of the Company is currently Collins Barrow Toronto LLP, Chartered Accountants of Toronto, Canada (“Collins Barrow”). Collins Barrow was appointed as the auditors of the Company on June 30, 2009. The Audit Committee meets on a regular basis and conducts periodic reviews of all professional services. After such review, the Board recommends the reappointment of Collins Barrow Toronto, LLP, Licensed Public Accountants as the Company’s independent auditors to hold office until the next annual meeting of shareholders.

The board of directors recommends a vote “for” the appointment of Collins Barrow as independent auditors for the Company until the next annual meeting of shareholders or until a successor is appointed and the authorization of the board of directors to fix the auditors’ remuneration. Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Collins Barrow as the auditor of the Company until the close of the next annual meeting of the shareholders of the Company, or until its successor is appointed, and the authorization of the board of directors of the Company to fix the remuneration of the auditor of the Company.

OTHER MATTERS

The Company knows of no other matters to be submitted to the shareholders at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent in accordance with their judgement on such matters.

EXECUTIVE COMPENSATION AND RELATED MATTERS OVERVIEW:

In accordance with Form 51-102F6, Statement of Executive Compensation, the Company provides the following summary observations and the additional commentaries as set out in the following sections of this Circular:

  The Company’s Compensation Committee has the responsibility to decide on all compensation-related matters and to make their recommendations to the Board of Directors.

  Stock option awards are typically determined on an annual basis for directors, officers and employees. All stock option awards are determined by the Compensation Committee in consultation with management. The related cost of the stock option awards is calculated in accordance with the Black Scholes option-pricing model. Stock option awards are typically for a 5 year period and are fully vested at the date of issue. The issue price is set at the market price on the date of issue or at higher than market price.
  The Company has no pension plans in place.
  There are no long-term contracts with stipulated benefits that would arise in a change of control scenario.
  Directors receive no cash compensation for services provided as directors of the Company. On an annual basis, directors may be awarded stock options. No stock options were awarded to Directors in 2010.
  Four executive officers receive compensation from the Company under the terms of contracts that have been approved by the Compensation Committee. These contracts are on a month to month basis.

EXECUTIVE COMPENSATION

The following table sets forth compensation information for the three fiscal years ended October 31, 2010, 2009 and 2008 for the Chairman, the Chief Executive Officer, the Chief Financial Officer and the President of the Company's subsidiary, MAST. No other officer or employee received compensation in excess of $100,000.

					Non-equity incentive
					plan compensation
			Share-	Option-		Long-
Name and			based	based	Annual	term		All other	Total
Principal	Fiscal	Salary	awards	awards	incentive	incentive	Pension	Compensation	Compensation
Position	Year	(US$)	($)	($)	plans	Plans	value ($)	(US$)	($)

Joseph Fuda,	2010	153,469	-	48,644	-	-	-	-	202,113
CEO (2)	2009	137,762	-	145,214	22,508	-	-	-	305,484
	2008	111,499	-	95,884	-	-	-	-	207,383

Salvatore Fuda,	2010	143,877	-	-	-	-	-	-	143,877
Chairman (3)	2009	129,149	-	145,214	-	-	-	-	274,363
	2008	416,171	-	-	-	-	-	-	416,171

Dan Amadori,	2010	143,877	-	5,945	-	-	-	-	149,822
CFO (4)	2009	132,279	-	145,214	22,508	-	-	-	300,001
	2008	120,382	-	95,884	-	-	-	-	216,266

Steven Van	2010	180,000	-	10,064	-	-	-	-	190,064
Fleet, Business	2009	198,000	-	145,214	-	-	-	-	343,214
Development	2008	140,837	-	575,305	-	-	-	-	716,142
Manager (1)(5)

Notes:

(1)

Steven Van Fleet has served as a director of the Company for 8 years and has been the President of the Company’s wholly-owned U.S. subsidiary, Micromem Applied Sensor Technologies, Inc., since its inception in 2008.

(2)	Joseph Fuda was awarded 150,000 options in 2009 and 100,000 options in 2008.
(3)	Salvatore Fuda was awarded 150,000 options in 2009.
(4)	Dan Amadori was awarded 150,000 options in 2009 and 100,000 in 2008.
(5)	Steven Van Fleet was awarded 150,000 options in 2009 and 600,000 options in 2008.

Option Grants during the Most Recently Completed Financial Year

No options were granted to the Named Executive Officers pursuant to the Company’s Stock Option Plan during 2010.

Aggregated Option Exercises during the Most Recently Completed Financial Year and Financial Year-End Option Values

There were no aggregate options exercised by Named Executive Officers during the Company’s most recently completed financial year.

EMPLOYMENT CONTRACTS

Salvatore Fuda

Until December 2010 Salvatore Fuda was been engaged by the Company to provide certain management services and to serve as Chairman of the board of directors in exchange for compensation based on a percentage of the increase of the market capitalization on a year-over-year basis and subject to a minimum annual compensation amount of (Cdn.)$150,000. Under the terms of his employment agreement, the Company has the option of either paying Mr. Fuda in cash or issuing common shares, provided that the cumulative maximum number of shares that can be issued under the agreement is 2,000,000. In 2010, the Company paid Mr. Fuda (CDN)$150,000 for his services. The contract expired in December 2010. Mr. Fuda remuneration in 2011 is on a month to month basis at an annual rate of $150,000 (CDN).

Joseph Fuda

Joseph Fuda was appointed as the Company’s Chief Executive Officer on February 13, 2002. He was paid compensation of (US)$153,469 during the 2010 fiscal year. He was engaged by the Company to provide management services under a two year contract from May 2008 – 2010. In May 2010, the Compensation Committee extended the contract through December 2010 and thereafter on a monthly basis on the same terms and conditions. The contract stipulates an annual base amount of remuneration of (CDN) $160,000 for his services.

Dan Amadori

Dan Amadori was appointed Chief Financial Officer of the Company on June 29, 2004. During 2010, he received aggregate compensation of (US)$143,877 for such services. He was engaged through his company, Lamerac Financial Corp. by the Company to provide management services under a two year contract from May 2008 – 2010. In May 2010 the Compensation Committee extended the contract through December 2010 and thereafter on a monthly basis on the same terms and conditions. The contract stipulates an annual base amount of remuneration of (CDN) $150,000 for his services.

Steven Van Fleet

Steven Van Fleet has been engaged to provide management services as President of Micromem Applied Sensor Technologies Inc. under a three year contract from May 2008 – 2011. The contract has since been extended on the same terms on a month to month basis and stipulates an annual base amount of remuneration of US $180,000 for his services.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The information following regarding the Company’s Stock Option Plan is as of October 31, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (b)
Equity Compensation Plans approved by securityholders	16,221,084	$0.75	1,985,000
Total	16,221,084	$0.75	1,985,000

Option Plan

The purpose of the Stock Option Plan is to strengthen retention of key management employees, to align their interests with those of shareholders and to provide incentive compensation. As at October 31, 2010, there were options outstanding under the Stock Option Plan to purchase 10,022,199 common shares representing 11% of the issued and outstanding common shares of the Company.

Historically, options are granted under the Stock Option Plan to employees, officers and Directors of the Company as determined by the Board of Directors. Effective March 26, 2008, the Board of Directors established the Compensation Committee. All decisions in respect of the Stock Option Plan are made by the Compensation Committee and are subject to approval by the Board of Directors of the Company.

Under the Stock Option Plan, options are granted at not less than the closing price of the common shares on the day before the date of grant. Options may be issued with vesting provisions as determined at the time of grant. The expiry date for options granted under the Stock Option Plan can be any time up to ten years from the date of grant. Options cannot be transferred or assigned by a participant.

Options expire under the Stock Option Plan on the earliest of (i) on the day following termination of employment for unvested options and for vested options, three months following the day of voluntary termination of employment by a participant (other than for just cause or by reason of death or disability), unless otherwise extended provided the extension cannot be beyond the earlier of the option termination date or three years, (ii) immediately upon termination by the Company or a subsidiary of employment for just cause, (iii) upon disability unless extended which extension cannot be beyond the option termination date, and (iv) one year following the death of a participant for options vested and that vest within that period, or (v) the option termination date.

The Board of Directors of the Company, subject to any regulatory or required shareholder approval, has the power under the Stock Option Plan to amend or terminate the Stock Option Plan at any time, provided, however, that any such amendment or termination shall not materially adversely affect the rights of a participant.

COMPENSATION OF DIRECTORS

The amount and form of Director compensation is reviewed periodically by the Board of Directors. The Directors do not currently receive cash compensation from the Company for their participation on the Board of Directors or as a member of a Committee. The Company does, from time to time, grant options to its Directors to purchase common shares of the Company which options are granted pursuant to the Company’s Stock Option Plan. Such options are offered to Directors at prices that are equal to or above the market price for the common shares at the date that the options are granted. The Company did not grant Stock Options to Directors in 2010.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the Directors or senior officers of the Company, no proposed nominee for election as a Director of the Company, none of the persons who have been Directors or senior officers of the Company since the commencement of the Company’s last completed financial year, none of the other insiders of the Company and no associate or affiliate of any of the foregoing persons has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of the Directors.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

None of the insiders of the Company, no proposed nominee for election as a Director of the Company and no associate or affiliate of such persons or companies has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

The Company and its subsidiaries have Directors and Officers liability insurance providing a total of $2,000,000 coverage for both Directors and officers as a group. The Company indemnifies, subject to applicable law, all Directors and officers and is liable in respect of Directors and officers for the $125,000 deductible. Premium payments totalling $58,401 were made by the Company for the period December 31, 2010 to December 31, 2011.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

The Board of Directors of the Company is responsible for the stewardship of the Company and for the supervision of management to protect shareholder interests. The Board oversees the development of the Company’s strategic plan and the ability of management to continue to deliver on the corporate objectives. The independent directors, when necessary, hold in-camera sessions exclusive of non-independent directors and members of management which facilitates open and candid discussion amongst the independent directors and a degree of independent supervision over management.

Five of the eight members of the Board are independent as defined in National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”). The independent directors are Andrew Brandt, Larry Blue, Oliver Nepomuceno, Alex Dey and David Sharpless. Three of the eight members of the Board are not independent, those being Joseph Fuda, Salvatore Fuda and Steven Van Fleet. Joseph Fuda and Salvatore Fuda are not independent as a result of their being members of the Company’s management and Steven Van Fleet is not independent because he serves as President of the Company’s wholly-owned subsidiary, Micromem Applied Sensor Technologies Inc..

The Board of Directors has adopted a Governance Committee Charter. To date the tasks associated with the Governance Committee have been discharged by the Audit Committee.

Directorships

The following members of the Board of Directors are also directors of other reporting issuers:

David Sharpless	-	Copernican International Financial Split Corp. (TSX)
Copernican World Banks Split Inc. (TSX)

Orientation and Continuing Education

The Company does not have an orientation and education program in place for new board members. New board members will participate in such training and orientation as may be deemed by the Board to be necessary or appropriate in the circumstances.

Audit Committee

The Audit Committee is currently composed of three directors: David Sharpless (Chair), Oliver Nepomuceno and Andrew Brandt. All three members of the audit committee are independent and financially literate as defined in NI 52-110.

David Sharpless (Chair) –	Mr. Sharpless acted as legal counsel for a number of private and public companies and currently serves on the board of a number of publicly listed and private companies. Mr. Sharpless also serves as the Chair of the Disclosure Committee.
Oliver Nepomuceno –	Mr. Nepomuceno is an investment banker located in Switzerland and has participated in a variety of transactions in various global jurisdictions. He has acted on behalf of a number of private and public companies. Mr. Nepomuceno also serves on the Compensation Committee.
Andrew Brandt –	Mr Brandt served as the Chair and Chief Executive Officer of the Liquor Control Board of Ontario (LCBO) from 1991 to 2006 with annual sales of more than $3.3billion. Mr. Brandt entered Canadian politics in 1971, serving on the Council of the City of Sarnia for almost a decade including 3 terms as mayor and in 1985 became Minister of Industry and Trade in 1985. Mr. Brandt also serves on the Compensation Committee.

The Audit Committee acts on behalf of the Board in reviewing certain financial information prepared for public distribution, in monitoring internal accounting controls and in monitoring the business conduct of the Company. This Committee is also responsible for assuring that the Company’s financial statement accurately portray the financial position of the Company and the results of its operations. It reviews other matters relating to the financial position of the Company and the results of its operations. As the Committee sees fit and recommends the appointment, change or reappointment of the external auditor. It also reviews and approves the non-audit services provided by the external auditor. In doing so, the Audit Committee considers whether the provision of these non-audit services may impact the objectivity and independence of the external auditor. The Audit Committee had four official meetings and met informally on several other occasions during 2010.

The Audit committee meets annually with the independent auditors to review the scope, proposed audit fees and related detail of the forthcoming annual year-end audit to be conducted by the independent auditors. The audit committee also reviews the extent of “non-audit” services and related fee proposals that may be requested from the independent auditors from time to time.

Fees Paid to Auditors

The following sets out fees paid to Collins Barrow in 2010 and 2009 and the predecessor auditors Schwartz Levitsky Feldman LLP “SLF” in the 2008 fiscal year. All amounts given are in Canadian Dollars.

	2010	2009	2008
Audit Fees (1):	99,000	$134,000	$105,000

Tax Fees (2):	10,000		$45,000
All Other Fees (3):	11,000		$10,000
Total:	120,000	$134,000	$160,000

(1)	Audit Fees refer to Sarbanes Oxley audit and financial audit
(2)	Tax Fees refer to Federal and Provincial annual tax filing fees
(3)	All Other Fees refer to professional services in connection with required securities filings

The Audit Committee determined that the provision of the non-audit services (comprised primarily of services provided to the Company in connection with the preparation and filing with the U.S. Securities and Exchange Commission a Registration Statement on Form S-8) described above did not compromise the independence of SLF for purposes of performing audit services for the Company in 2007 - 2008.

Disclosure Committee

The Disclosure Committee is currently composed of two Directors: Steven Van Fleet, David Sharpless and Larry Blue. This Committee works in concert with the Chief Information Officer and the Chief Financial Officer and is primarily responsible for ensuring compliance with the Company’s disclosure policy as the same applies to all public disclosures and statements made by or about the Company. The Disclosure Committee works closely with the Audit Committee with respect to all financial disclosure made by the Company. The Disclosure Committee meets on an as required basis. In addition to the scheduled meetings the committee meets if and when an issue pertaining to disclosure is required.

Compensation Committee

The Compensation Committee is currently composed of three Directors: Oliver Nepomuceno, Andrew Brandt and Alex Dey. The Committee ensures that the Company has a plan for continuity of its officers and an executive compensation plan that is competitive to retain executive management and other key personnel. The Committee also provides recommendations to the Board of Directors regarding the Company’s Stock Option Plan. The Compensation Committee was formed by the Board of Directors on March 26, 2008. The Compensation Committee met several times during 2010. The Committee makes its recommendation pertaining to compensation based on competitive market rates that exist in similar industries and companies both private and public.

Nomination of Directors

The Company does not presently have a Nominations Committee. The Board, as a whole, reviews the size of the Board of Directors to ensure the facilitation of effective decision making. Where changes to the composition of the Board are deemed to be beneficial to the Board as a whole, the Board will collectively identify, put forward suitable candidates or consider nominees, if any, recommended by shareholders.

Committee Charters

The Charter for the Audit Committee, Disclosure Committee, Compensation Committee and Governance Committee were included in the prior year’s Information Circular and are unchanged in 2010. The charters are also disclosed on the Company’s website.

Assessments

In view of the size and current state of the Company’s development and the number of directors on the Board, the Board has not felt it necessary at the present time to adopt a formal process to assess Board, committee and individual director effectiveness. In view of the frequency of both formal and informal Board meetings during the course of the year there is ample opportunity for each director to assess the effectiveness of all other directors. The Company is not proposing to adopt a formal process for assessment at the present time.

Ethical Conduct

The company ensures that all employees, executives and Board members conduct their actions in an ethical manner by enforcing the existing corporate governance policies and charters described hereto. In the event there is a need to implement additional corporate governance policies the company will assess the need to enact the appropriate policy and oversee the implementation and enforcement of that policy.

ADDITIONAL INFORMATION

The Company’s approach regarding the disclosure of information is in compliance with the requirement of the applicable securities authorities. As a reporting issuer subject to the certain securities legislations various jurisdictions, the Company is required to file financial statements, information circular and certain other materials with various securities regulators.

It is the policy of the Company to be receptive to shareholder comments or questions in any form. Also, the Company will promptly provide answers to shareholder inquiries, while being guided by legal requirements with respect to confidentiality and disclosure policies.

Additional information relating to the Company for the fiscal year ended October 31, 2010, is filed with Canadian securities administrators. Financial information is provided in the Company’s consolidated financial statements and related Management’s Discussion and Analysis (“MD&A”) for 2010. This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Copies of the Company’s financial statements and MD&A may also be accessed at www.micromeminc.com and obtained by any person without charge by writing to the Company to the attention of its Chief Information Officer, 777 Bay Street, Suite 1910, Toronto, Ontario M5G 2E4.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and the sending of this Proxy Circular have been approved by the Board of Directors of the Company.

DATED at Toronto, Ontario this 22nd day of September, 2011.

MICROMEM TECHNOLOGIES INC.

Joseph Fuda (Signed)
Chief Executive Officer and President